77C EXHIBIT

DREYFUS STATE MUNICIPAL BOND FUNDS

MATTERS SUBMITTED TO A VOTE OF SECURITY HOLDERS

     Special Meetings of Shareholders of the Dreyfus Michigan Fund, Dreyfus North Carolina Fund and Dreyfus Virginia Fund, each a separate series of Dreyfus State Municipal Bond Funds, were held on November 19, 2009. The following matter was duly approved for each Fund:

     An Agreement and Plan of Reorganization, and the transactions provided therein, including the transfer of all of the assets, subject to liabilities, attributable to Class A, Class B and Class C shares of Dreyfus Michigan Fund, Dreyfus North Carolina Fund and Dreyfus Virginia Fund, in exchange for Class A, Class B and Class C shares of Dreyfus AMT-Free Municipal Bond Fund (the “Acquiring Fund”), having an aggregate net asset value equal to the value of the respective Fund’s net assets and the assumption by the Acquiring Fund of the respective Fund’s stated liabilities, the distribution of such shares to the Class A, Class B and Class C shareholders of the Dreyfus Michigan Fund, Dreyfus North Carolina Fund and Dreyfus Virginia Fund, in liquidation of each of these Funds, and the subsequent termination of the Dreyfus Michigan Fund, Dreyfus North Carolina Fund and Dreyfus Virginia Funds as series of Dreyfus State Municipal Bond Funds.

Series:	Affirmative Votes:	Negative Votes:	Abstained from Voting
Dreyfus Michigan Fund	3,045,033.547	188,266.596	314,281.735
Dreyfus North Carolina Fund	2,537,340.394	279,928.322	172,461.123
Dreyfus Virginia Fund	1,992,580.061	179,170.827	134,865.274